P.E. 1/31/02

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January, 2002

02014488

SILVER STANDARD RESOURCES INC.
(Name of Registrant)

999 West Hastings Street, #1180, Vancouver, British Columbia V6C 2W2
(Address of principal executive offices)

SEC MAIL PROCESSING
RECEIVED
FEB 13 2002
167
WASH. D.C. SECTION

- Silver Standard Resources Inc. – News Release #02-01 dated January 2, 2002
- Form 53-901F, Material Change Report dated January 2, 2002, with attachment
- BC Form 45-902F, Report of Exempt Distribution dated January 16, 2002
- BC Form 45-902F, Report of Exempt Distribution dated January 16, 2002
- Silver Standard Resources Inc. – News Release #02-02 dated January 21, 2002
- Silver Standard Resources Inc. – News Release #02-03 dated January 24, 2002
- BC Form 45-902F, Report of Exempt Distribution dated January 24, 2002
- Form 53-901F, Material Change Report dated January 28, 2002, with attachment
- Form 53-901F, Material Change Report dated January 29, 2002, with attachment

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ✓____ Form 40-F _____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes ___ No ✓___

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Silver Standard Resources Inc. -- SEC File No. 0-26424
(Registrant)

PROCESSED
FEB 22 2002
THOMSON FINANCIAL

Date: February 11, 2002

By:

Linda J. Sue, Corporate Secretary

L:\LJS\Docs\Forms\2001\SSR-Form6k-September.doc

999 West Hastings Street
Suite 1180
Vancouver, British Columbia
Canada V6C 2W2

Telephone: 604 689 3846
Facsimile: 604 689 3847

Web: www.silver-standard.com

Silver Standard Resources Inc.

N E W S   R E L E A S E

January 2, 2002
News Release 02-01

Trading Symbols:
Canadian Venture Exchange: SSO
NASDAQ SmallCap: SSRI

SILVER STANDARD APPOINTS NEW DIRECTOR, GRANTS STOCK OPTIONS

Vancouver, B.C. – Silver Standard Resources Inc. is pleased to announce the appointment of Catherine McLeod-Seltzer to the board of the company. Mrs. McLeod-Seltzer is president and director of Pacific Rim Mining Corp. from which Silver Standard recently acquired the Diablillos silver-gold project in Argentina.

The company also announces a grant of incentive stock options to 15 directors, officers, and employees for a total of 385,000 common shares for a period of five years expiring January 1, 2007. The options are effective January 2, 2002 at $4.25 per common share which conforms with Canadian Venture Exchange regulations. The grant of options is subject to the approval of the Exchange.

Silver Standard is a significant silver resource company with advanced projects located in Argentina, Australia, United States, Canada and Bolivia.

- 30 -

For further information, contact:

Robert A. Quartermain, President
Silver Standard Resources Inc.
Vancouver, B.C.
(604) 689-3846

Paul LaFontaine, Director, Investor Relations
Silver Standard Resources Inc.
Vancouver, B.C.
Direct: (604) 484-8212
N.A. toll-free: (888) 338-0046
E-Mail: invest@silverstandard.com
Web: www.silver-standard.com

To receive Silver Standard's news releases by e-mail, contact Paul LaFontaine, manager, investor relations at invest@silverstandard.com or (604) 689-3846.

The Canadian Venture Exchange has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard's SEC Form 20F as amended.

BC FORM 53-901F
(Previously Form 27)
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

1. Reporting Issuer

Silver Standard Resources Inc.
#1180 - 999 West Hastings Street
Vancouver, B.C. V6C 2W2

2. Date of Material Change

January 2, 2002

3. Press Release

A news release was issued in Vancouver, B.C. on January 2, 2002.

4. Summary of Material Change

Silver Standard Resources Inc. is pleased to announce the appointment of Catherine McLeod-Seltzer to the board of the company. The company also announces a grant of incentive stock options to 15 directors, officers, and employees for a total of 385,000 common shares at $4.25 for a period of five years expiring January 1, 2007.

5. Full Description of Material Changes

See attached news release 02-01.

6. Reliance on Section 85(2) of the Act

N/A

7. Omitted Information

NIL

8. Senior Officers

Names:	**R.A. Quartermain, President and Director** **Linda J. Sue, Corporate Secretary**
Business Tel.:	**(604) 689-3846**

9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 7th day of January, 2002

LINDA J. SUE
Linda J. Sue, Corporate Secretary

January 2, 2002
News Release 02-01

Trading Symbols:
Canadian Venture Exchange: SSO
NASDAQ SmallCap: SSRI

SILVER STANDARD APPOINTS NEW DIRECTOR, GRANTS STOCK OPTIONS

Vancouver, B.C. – Silver Standard Resources Inc. is pleased to announce the appointment of Catherine McLeod-Seltzer to the board of the company. Mrs. McLeod-Seltzer is president and director of Pacific Rim Mining Corp. from which Silver Standard recently acquired the Diablillos silver-gold project in Argentina.

The company also announces a grant of incentive stock options to 15 directors, officers, and employees for a total of 385,000 common shares for a period of five years expiring January 1, 2007. The options are effective January 2, 2002 at $4.25 per common share which conforms with Canadian Venture Exchange regulations. The grant of options is subject to the approval of the Exchange.

Silver Standard is a significant silver resource company with advanced projects located in Argentina, Australia, United States, Canada and Bolivia.

- 30 -

For further information, contact:

Robert A. Quartermain, President
Silver Standard Resources Inc.
Vancouver, B.C.
(604) 689-3846

Paul LaFontaine, Director, Investor Relations
Silver Standard Resources Inc.
Vancouver, B.C.
Direct: (604) 484-8212
N.A. toll-free: (888) 338-0046
E-Mail: invest@silverstandard.com
Web: www.silver-standard.com

To receive Silver Standard's news releases by e-mail, contact Paul LaFontaine, manager, investor relations at invest@silverstandard.com or (604) 689-3846.

This is the form required under section 139 of the *Securities Rules* and, if applicable, by an order issued under section 76 of the *Securities Act.*

BC FORM 45-902F
(Formerly, Form 20)

Securities Act

REPORT OF EXEMPT DISTRIBUTION

(Please refer to the instructions before completing the information below.)

Report of a distribution of a security under section 74(2)(1) to (5), (8) to (10), 11(i), (14), (16)(i), (18), (19) or (23) to (26) of the *Securities Act,* or section 128(a), (b), (c) or (e) to (h) of the *Securities Rules*, or, if applicable, by an order issued under section 76 of the *Securities Act.*

1. Name, address and telephone number of the issuer of the security distributed.

   Silver Standard Resources Inc.
   #1180 – 999 West Hastings Street
   Vancouver, B.C. V6C 2W2

2. State whether the issuer is or is not an exchange issuer (i.e., listed on the Canadian Venture Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada).

   The Issuer is an exchange issuer.

3. Describe the type of security and the aggregate number distributed.

   Incentive Stock Options to purchase up to 450,000 common shares at $3.01 per share on or before November 6, 2006.

4. Date of the distribution(s) of the security.

   November 14, 2001 (date of CDNX acceptance).

5. Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order or the blanket order number or the BC Instrument number under which the distribution(s) of the security was made:

   Sections 45(2)(10) and 74(2)(9) of the Act.

6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this item.

a)

Full Name & Residential Address of Purchaser	Number of Securities Purchased	Purchase price per Security (CDN$)	Total Purchase Price (CDN$)	Section of Act/Rules and if applicable, Date of Discretionary Order, Blanket Order Number or BC Instrument Number
R.E. Gordon Davis 5555 Newton Wynd Vancouver, B.C. V6T 1H6	12,600	$3.01	$37,926	S45(2)(10) and 74(2)(9) of the Act.
Michelle Hawkey 2265 Graveley Street Vancouver, B.C. V5L 3C1	2,500	$3.01	$7,525	S45(2)(10) and 74(2)(9) of the Act.

Max Holtby 7795 Falcon Crescent Mission, B.C. V2V 3A8	20,600	$3.01	$62,006	S45(2)(10) and 74(2)(9) of the Act.
David L. Johnston PO Box 97 Cranbrook, B.C. V1C 4H6	12,400	$3.01	$37,324	S45(2)(10) and 74(2)(9) of the Act.
Michael N. Kusnezov #94-21138 – 88th Street Langley, B.C. V1M 2G7	16,500	$3.01	$49,665	S45(2)(10) and 74(2)(9) of the Act.
Paul W. LaFontaine #1607 – 1238 Richards Street Vancouver, B.C. V6B 3G2	12,500	$3.01	$37,625	S45(2)(10) and 74(2)(9) of the Act.
Kenneth C. McNaughton P6 – 1827 West 3rd Avenue Vancouver, B.C. V6J 1K9	55,600	$3.01	$167,356	S45(2)(10) and 74(2)(9) of the Act.
William Meyer 728 Guiltner Street Coquitlam, B.C. V6N 2A3	12,600	$3.01	$37,926	S45(2)(10) and 74(2)(9) of the Act.
Ross A. Mitchell 5831 Wallace Street Vancouver, B.C. V6N 2A3	27,800	$3.01	$83,678	S45(2)(10) and 74(2)(9) of the Act.
Joseph J. Ovsenek 2821 Kitchener Street Vancouver, B.C. V5K 3E5	50,000	$3.01	$150,500	S45(2)(10) and 74(2)(9) of the Act.
Tove Pedersen #301 – 8860 No. 1 Road Richmond, B.C. V7C 4C2	5,000	$3.01	$15,050	S45(2)(10) and 74(2)(9) of the Act.
Ian J. Pringle 413 Riley Street Surry Hills, Sydney, NSW 2010	3,600	$3.01	$10,836	S45(2)(10) and 74(2)(9) of the Act.
Robert A. Quartermain #723 – 666 Leg-in-Boot Square Vancouver, B.C. V5Z 4B3	186,200	$3.01	$560,462	S45(2)(10) and 74(2)(9) of the Act.
Alex C. Ritchie #303 – 2350 West 39th Avenue Vancouver, B.C. V6M 1T9	12,600	$3.01	$37,926	S45(2)(10) and 74(2)(9) of the Act.
Linda J. Sue 4739 Dunclifee Road Richmond, B.C. V7E 3N2	19,500	$3.01	$58,695	S45(2)(10) and 74(2)(9) of the Act.

(b) The Issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.

N/A

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia in respect of which this report is filed.

$1,343,664.

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of the which the compensation was paid or is to be paid.

Name and Address of Agent	Compensation Paid (number and type of security and/or cash amount (Canadian $))	Price Per Share (Canadian $)	Name of Purchaser(s)
N/A			

9. If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security.

N/A.

10. If the distribution of the security was made under section 128(h) of the Rules, state

(a) the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security,

N/A.

(b) the total dollar value (Canadian $) of all securities of the issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security.

N/A.

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, British Columbia this 16th day of January, 2002

SILVER STANDARD RESOURCES INC.
Name of Issuer *(please print)*

Per:

Signature of authorized signatory

Linda J. Sue, Corporate Secretary
Name and office of authorized signatory
(please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

L\Ljs\docs\forms\SSR\2002\45-902F-options-$3.01-Jan 16

This is the form required under section 139 of the *Securities Rules* and, if applicable, by an order issued under section 76 of the *Securities Act*.

BC FORM 45-902F
(Formerly, Form 20)

Securities Act

REPORT OF EXEMPT DISTRIBUTION

(Please refer to the instructions before completing the information below.)

Report of a distribution of a security under section 74(2)(1) to (5), (8) to (10), 11(i), (14), (16)(i), (18), (19) or (23) to (26) of the *Securities Act,* or section 128(a), (b), (c) or (e) to (h) of the *Securities Rules*, or, if applicable, by an order issued under section 76 of the *Securities Act.*

1. Name, address and telephone number of the issuer of the security distributed.

   Silver Standard Resources Inc.
   #1180 – 999 West Hastings Street
   Vancouver, B.C. V6C 2W2

2. State whether the issuer is or is not an exchange issuer (i.e., listed on the Canadian Venture Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada).

   The Issuer is an exchange issuer.

3. Describe the type of security and the aggregate number distributed.

   Incentive Stock Options to purchase up to 385,000 common shares at $4.25 per share on or before January 1, 2007.

4. Date of the distribution(s) of the security.

   January 8, 2002 (date of CDNX acceptance).

5. Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order or the blanket order number or the BC Instrument number under which the distribution(s) of the security was made:

   Sections 45(2)(10) and 74(2)(9) of the Act.

6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this item.

a)

Full Name & Residential Address of Purchaser	Number of Securities Purchased	Purchase price per Security (CDN$)	Total Purchase Price (CDN$)	Section of Act/Rules and if applicable, Date of Discretionary Order, Blanket Order Number or BC Instrument Number
R.E. Gordon Davis 5555 Newton Wynd Vancouver, B.C. V6T 1H6	12,200	$4.25	$51,850	S45(2)(10) and 74(2)(9) of the Act.
Michelle Hawkey 2265 Graveley Street Vancouver, B.C. V5L 3C1	5,000	$4.25	$21,250	S45(2)(10) and 74(2)(9) of the Act.

Max Holtby 7795 Falcon Crescent Mission, B.C. V2V 3A8	15,400	$4.25	$65,450	S45(2)(10) and 74(2)(9) of the Act.
David L. Johnston PO Box 97 Cranbrook, B.C. V1C 4H6	12,200	$4.25	$51,850	S45(2)(10) and 74(2)(9) of the Act.
Michael N. Kusnezov #94-21138 – 88th Street Langley, B.C. V1M 2G7	15,500	$4.25	$65,875	S45(2)(10) and 74(2)(9) of the Act.
Paul W. LaFontaine #1607 – 1238 Richards Street Vancouver, B.C. V6B 3G2	32,800	$4.25	$139,400	S45(2)(10) and 74(2)(9) of the Act.
Catherine McLeod-Seltzer 6945 Hycroft Road West Vancouver, BC V7W 2K6	80,000	$4.25	$340,000	S45(2)(10) and 74(2)(9) of the Act.
Kenneth C. McNaughton P6 – 1827 West 3rd Avenue Vancouver, B.C. V6J 1K9	13,000	$4.25	$55,250	S45(2)(10) and 74(2)(9) of the Act.
William Meyer 728 Guiltner Street Coquitlam, B.C. V6N 2A3	12,200	$4.25	$51,850	S45(2)(10) and 74(2)(9) of the Act.
Ross A. Mitchell 5831 Wallace Street Vancouver, B.C. V6N 2A3	26,900	$4.25	$114,325	S45(2)(10) and 74(2)(9) of the Act.
Tove Pedersen #301 – 8860 No. 1 Road Richmond, B.C. V7C 4C2	10,000	$4.25	$42,500	S45(2)(10) and 74(2)(9) of the Act.
Ian J. Pringle 413 Riley Street Surry Hills, Sydney, NSW 2010	8,900	$4.25	$37,825	S45(2)(10) and 74(2)(9) of the Act.
Robert A. Quartermain #723 – 666 Leg-in-Boot Square Vancouver, B.C. V5Z 4B3	88,800	$4.25	$377,400	S45(2)(10) and 74(2)(9) of the Act.
Alex C. Ritchie #303 – 2350 West 39th Avenue Vancouver, B.C. V6M 1T9	12,200	$4.25	$51,850	S45(2)(10) and 74(2)(9) of the Act.
Linda J. Sue 4739 Dunclifee Road Richmond, B.C. V7E 3N2	39,900	$4.25	$169,575	S45(2)(10) and 74(2)(9) of the Act.

(b) The Issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.

N/A

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia in respect of which this report is filed.

$1,598,425

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of the which the compensation was paid or is to be paid.

Name and Address of Agent	Compensation Paid (number and type of security and/or cash amount (Canadian $))	Price Per Share (Canadian $)	Name of Purchaser(s)
N/A			

9. If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security.

   N/A.

10. If the distribution of the security was made under section 128(h) of the Rules, state

    (a) the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security,

    N/A.

    (b) the total dollar value (Canadian $) of all securities of the issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security.

    N/A.

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, British Columbia this 16th day of January, 2002.

SILVER STANDARD RESOURCES INC.
Name of Issuer *(please print)*

Per: [signature]
Signature of authorized signatory

Linda J. Sue, Corporate Secretary
Name and office of authorized signatory
(please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.